UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 03 October 2024

Commission File Number: 001-14958

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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
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 1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 03 October 2024 — Pre-Close Update ahead of HY 2024/25 Results

Exhibit 99.1

3 October 2024

National Grid plc

Pre-Close Update ahead of 2024/25 Half Year Results

National Grid today issues a pre-close update for the six months ended 30 September 2024 ahead of announcing half year results on 7 November. Overall, the group's performance is in line with our expectations and, as usual, underlying EPS is expected to be weighted to the second half of the year.

Contribution to operating profit is expected to be consistent with historical periods:
●           In UK Electricity Transmission and UK Electricity Distribution, we anticipate operating profit to be broadly evenly split across the year. We expect an additional c.£70 million contribution from the Electricity System Operator compared to guidance, reflecting ownership and held for sale accounting treatment up to 30 September 2024.
●           In our US regulated businesses, operating profits are expected to be weighted to the second half. This includes our New York business where operating profit weighting is expected to be more typical of historical trends than the same period last year (H1 of FY24 was impacted by an environmental provision charge).
●           In NG Ventures we anticipate a roughly 40:60 weighting for operating profit between the first and second half.

We expect a more even split of interest costs between the first and second half of the year and a weighted average number of shares for the first half of 4,526 million, taking into account the effect of the rights issue on net debt and our issued share capital.

Notes:

'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements, major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in UK Electricity Transmission and UK Electricity Distribution.

Enquiries and contacts

Investors and Analysts:

Angela Broad                                      +44 (0) 7825 351 918
Tom Edwards                                      +44 (0) 7976 962 791

Media:

Dan Roberts, Brunswick                     +44 (0) 207 404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including or due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the announced sale of certain of its businesses, its strategic infrastructure projects and joint ventures and the separation and transfer of the ESO to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 03 October 2024